ORKLA

[redacted]

P.O.Box 423 Skøyen,
Telephone: +47-2:
Telefax: +47-2:
www.orkla.com

06012125

Ref.: Ellen Ronæss, Shareholder Services Manager, Telephone: +47 2254 4430

Date: 27 March 2006

ORK – Trade subject to notification – options programme

As part of its remuneration to the Group Executive Board, Orkla has issued a total of 205 000 options under its option programme for senior management staff. The options may be exercised no earlier than the day after publication of Orkla's results for 2008 (released in February 2009).

I)

First name	Last name	Options issued	Strike price	Last date exercised	Total holding options issued	Holding Orkla shares
Ole	Enger	20 000	280.50	15.12.2011	20 000	120
Torkild	Nordberg	20 000	280.50	15.12.2011	71 000	720
Bjørn M.	Wiggen	20 000	280.50	15.12.2011	40 000	22 316
Terje	Andersen	15 000	280.50	15.12.2011	33 700	3020
Inger Johanne	Solhaug	15 000	280.50	15.12.2011	26 333	600
Hilde	Myrberg	15 000	302.50	15.12.2011	15 000	120

The strike price has been set at 10 % above the market price on 1 December 2005, the date on which the new Group Executive Board was established. As regards Hilde Myrberg, the strike price has been set at 10 % above the market price on 1 February 2006, the date on which she took up her post.

II)

First name	Last name	Options issued	Strike price	Last date exercised	Total holding options issued	Holding Orkla shares
Dag J.	Opedal	50 000	316.25	20.02.2012	300 000	21 333
Roar	Engeland	30 000	316.25	20.02.2012	206 666	25 554
Ole	Enger	20 000	316.25	20.02.2012	40 000[1)]	120

[1)]Incl the 20 000 options in the table above

The strike price has been set at 10 % above the market price on 20 February 2006, the date on which Orkla's results for 2005 were published, in accordance with the current conditions of the options programme.

At the same time, the maturity date of Dag Opedal's options has been changed, so that 18 000 options which previously had a maturity period until 2024 must now be exercised no later than 15 December 2008, while the maturity period of 12 000 options issued on 24 June 1999 has been extended to 15 December 2009 and the maturity period of 50 000 options issued on 23 May 2001 has been extended to 8 July 20010.

A total of 1 826 410 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280 000 underlying shares in the hedge position related to the remaining 259 500 synthetic options of the cash bonus programme.

Orkla holds 1 837 609 of its own shares.